SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                                Bexil Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  088 57 7 101
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                 1-212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 25, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

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4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,672 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,672 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount  Beneficially  Owned by Each Reporting Person
                                                                  222,672 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   25.32%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                     Winmill & Co. Incorporated / 13-1897916

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,672 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,672 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  222,672 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   25.32%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                             38,875 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,672 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                        38,875 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,672 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  261,547 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   28.72%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Bexil Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                      President
Bassett S. Winmill                                            Executive Chairman

ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), Winmill & Co. Incorporated (a Delaware coporation), a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market ("WCI") and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC and WCI are Delaware corporations. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC and WCI used working capital. Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of April 5, 2004, the Reporting Persons believe there are 879,591 shares of Common Stock outstanding. ISC and WCI are the beneficial owners of 222,672 shares of Common Stock, which constitute approximately 25.32% of the outstanding shares of Common Stock. Bassett S. Winmill may be deemed to be beneficial owner of 261,547 shares of Common Stock, including options exercisable currently and within 60 days to purchase 31,180 shares, which constitute approximately 28.72% of the outstanding shares of Common Stock assuming the exercise of all such options. ISC and WCI disclaim beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC and WCI.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                     Where and How
                                         Acquired     Number of                       Transaction
Reporting Person          Date          /Disposed      Options      Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
Bassett S. Winmill      03/25/04        Acquired       23,155*         23.749         Options Grant
Bassett S. Winmill      03/25/04        Acquired       26,845          21.590         Options Grant

*    Of such options, 4,705 are exercisable within 60 days of date acquired.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of WCI. WCI is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the former investment manager of the Issuer.

     The Issuer retained CEF as its investment manager pursuant to an investment management agreement. As compensation for the service provided pursuant to such agreement, the Issuer paid to CEF a fee from its assets, such fee to be computed weekly and paid monthly in arrears at the annual rate of 7/10 of 1% of the first $250 million, 5/8 of 1% from $250 million to $500 million, and 1/2 of 1% over $500 million. This fee was calculated by determining net assets on each Friday and applying the applicable rate to such amount for the number of days in the week. At a meeting of the Board of Directors of the Issuer on June 13, 2001, the Board of Directors approved terminating the investment management agreement with CEF, effective at the end of business on July 31, 2001. Commencing August 1, 2001, the Issuer's officers (who are substantially identical to those of CEF) assumed the management of the Issuer's affairs, including portfolio management, subject to the oversight and final direction of the Board of Directors. Compensation of Issuer personnel was set in the aggregate amount of $200,000 per year effective August 1, 2001, $365,000 per year effective January 1, 2003, $460,000 effective January 1, 2004 and may be further changed from time to time at the discretion of the Board of Directors. In addition, bonuses of $41,700 were accrued in 2003.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Thomas B. Winmill is a director and officer of WCI, ISC, CEF, and the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF, and the Issuer. Robert D. Anderson is a director of the Issuer and WCI; he is an officer of ISC and WCI. The Issuer has an audit committee comprised of directors Douglas Wu, Frederick A. Parker, Jr., Peter M. Kuhlmann and Russell E. Burke III, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     Article XIV of the Issuer's charter provides that the name Bexil included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from WCI or a subsidiary of WCI. The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name Bexil in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004

                                                INVESTOR SERVICE CENTER, INC.

                                                By: /s/ Monica Pelaez
                                                Name: Monica Pelaez
                                                Title: Associate General Counsel


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004

                                                WINMILL & CO. INCORPORATED

                                                By: /s/ Monica Pelaez
                                                Name: Monica Pelaez
                                                Title: Associate General Counsel


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004

                                                By: /s/ Thomas B. Winmill on
                                                    behalf of Bassett S. Winmill
                                                    by Power of Attorney signed
                                                    12/11/01
                                                Name: Thomas B. Winmill
                                                Title: President

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC.

     The directors of ISC are William G. Vohrer and Thomas B. Winmill. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward G. Webb, Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Thomas B. Winmill, Mark C. Winmill, Russell E. Burke, III, Frederick A. Parker, Jr., Peter M. Kuhlmann and Douglas Wu.

     Information relevant to each director of the Issuer deemed to be a employee director of the Issuer:

                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
--------------------------------------------------------------------------------


THOMAS B. WINMILL -- He is President of the Issuer,  as well            1996
as the other investment  companies in the Investment Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the            1996
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. He was born February 10, 1930.

     The non-director executive officers of the Issuer and/or director/officers of WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI, ISC and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

     MONICA PELAEZ - Vice President, Secretary, Associate General Counsel, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of April 5, 2004 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Bassett S. Winmill                     261,547**
           Thomas B. Winmill                       76,517**
           Robert D. Anderson                       1,200***
           William G. Vohrer                        4,000****
           Monica Pelaez                            4,000****


**    Includes options exercisable to purchase 31,180 shares.
***   Includes options exercisable to purchase 1,000 shares.
****  Includes options exercisable to purchase 4,000 shares.